Exhibit 4.2

Item 6: Resolution on the Authorization to Issue Stock Options, to Create Conditional Capital and to Amend the Articles of Association Accordingly

The management board and the supervisory board propose to resolve the following:

(1)                                 The management board is authorized to grant, with the supervisory board’s consent, option rights (the “Stock Options”) for up to 372,000 registered no-par value shares in the Company (the “Shares”) to employees and members of the management board of the Company and of companies in which the Company directly or indirectly holds a majority shareholding (the “Affiliated Companies”) (collectively the “Beneficiaries”) in several tranches until December 31, 2026. In the event that members of the Company’s management board are Beneficiaries, the supervisory board shall be authorized to grant the Stock Options.

A total of up to 186,000 of the Stock Options (i.e. 50% of the Stock Options) may be granted to members of the Company’s management board, a total of up to 37,200 (i.e. 10% of the Stock Options) to members of the management board of Affiliated Companies and a total of up to 148,800 (i.e. 40% of the Stock Options) to employees of the Company and of Affiliated Companies. Beneficiaries who belong to more than one of the above-mentioned groups shall only be granted Stock Options as a member of one group and only from such portion of the Stock Options which shall be granted to that respective group. The Company’s management board, or, if members of the Company’s management board are affected, the supervisory board, shall determine the individual Beneficiaries and the number of Stock Options to be granted to them. For the purpose of the settlement of the stock option plan, the Stock Options may also totally or partially be issued to a trustee for account of the respective Beneficiary or transferred by the Beneficiary to a trustee.

The Stock Options will exclusively be granted to the Beneficiaries in the following yearly periods which have a duration of two weeks each (each a “Grant Period”):

One Grant Period shall commence on the day following the annual general meeting, one Grant Period shall commence on the day following the publication of the annual financial statements and further Grant Periods shall each commence on the days

voxeljet AG Am Silbermannpark 1b |	Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz	Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09
86161 Augsburg | Germany Tel. +49 821 7483-100	Vorsitzender des Aufsichtsrates | Chairman of the Supervisory Board: Peter Nietzer	Swift Code: ANHODE77XXX HypoVereinsbank
Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com	Sitz | Registered office: Augsburg Amtsgericht | Local court Augsburg: HRB 27999	IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408
Ust-IdNr. | VAT ID: DE 290474018

following the publication of the interim financial statements (six months’ report and/or quarterly reports) of the Company.

The Stock Options may only be exercised upon expiration of a minimum period of four years after their respective granting (the “Waiting Period”). The option terms may also provide for a graduated exercise of the Stock Options in individual tranches and/or a vesting being subject to a time schedule or the occurrence of events (including an accelerated vesting, e.g. in case of a change of control). The Stock Options have a term of up to ten years from the date of their respective granting.

The exercise of the Stock Options shall only be permissible during the following periods (each an “Exercise Period”): One Exercise Period shall in each case commence upon expiration of the second trading day following the publication of the interim financial statements of a financial quarter and end at the close of trading 15 days prior to the expiration of the current financial quarter. If the Exercise Period falls within a period in which the Company offers its shareholders to subscribe to new shares as a result of a capital increase, the respective Exercise Period shall commence on the bank working day following the end of the subscription period. The management board shall be authorized to define such Exercise Periods further, including but not limited to shorten such Exercise Periods to facilitate a bulk issuance of Shares.

The Stock Options may only be exercised after expiration of the Waiting Period, if the stock exchange price of the Shares, or the stock exchange price of the American Depositary Receipts (“ADRs”) representing the Shares, exceeded the Strike Price (as defined hereinafter) on at least 90 consecutive trading days by a total of at least 20% in the period between the granting of the Stock Options and the start of the respective Exercise Period in which the Stock Options are to be exercised (the “Performance Hurdle”). Should the Performance Hurdle for the exercise of Stock Options not be achieved in an Exercise Period, the Stock Options for which the relevant Waiting Period has expired may be exercised in any of the following Exercise Periods provided the Performance Hurdle is achieved in such Exercise Period. Stock Options for which the Waiting Period has expired and which are not exercised in the respective Exercise Period despite the achieved Performance Hurdle may be exercised in a subsequent Exercise Period even if the Performance Hurdle has not been achieved in such subsequent Exercise Period.

Stock Options can be partially exercised in an Exercise Period. Besides the achievement of the Performance Hurdle, the option terms may contain further requirements for the total or partial exercise of Stock Options.

One Stock Option allows the acquisition of one Share in the Company. Upon exercise of the Stock Options, a strike price for each Share is to be paid for each exercised Stock Option. The strike price shall equal the closing price of a Share in any trading system on the last trading day prior to the issuance of the Stock Options (the “Strike Price”). Closing price within the above meaning shall also be the closing price of an ADR listed on an international stock exchange multiplied by the number of ADRs representing one Share.

The option terms may provide for an adjustment of the Strike Price and/or the Performance Hurdle in cases of a capital increase including subscription rights, a capital increase from the Company’s funds, a reclassification of the share capital (a “Share Split”), a capital decrease and an extra dividend during the year and the term of the Stock Options. In cases of a capital increase from the Company’s funds, a Share Split or capital decrease, the option terms may stipulate that the number of the subscription rights and the Strike Price as well as the Performance Hurdle are adjusted correspondingly in proportion to the increase or decrease, respectively, in the number of the Shares. In cases of a capital increase including subscription rights or an extra dividend, the Strike Price and/or the Performance Hurdle may be adjusted in accordance with the impact the respective measures has on the stock exchange price of the Share or the ADRs representing such Share. The respective impact shall be calculated in accordance with mathematical valuation methods and be finally determined by an expert opinion from an auditing firm or an investment bank.

The Stock Options are not transferable.

The management board is authorized to stipulate, with the supervisory board’s consent, the further details of the option terms as regards the legal consequences of a termination of the Beneficiary’s employment relationship with the Company or with an Affiliated Company. Furthermore, the option terms may provide for special provisions in the case of the Beneficiary’s retirement, occupational disability or incapacity to work as well as in case of death. Should members of the Company’s management board be affected, the supervisory board shall stipulate such provisions.

In cases of, for example, withdrawal, close of facilities or business units, takeover or integration of the Company or squeeze out, the option terms may provide for special provisions, including but not limited to the adjustment of the option terms, cancellation of the Stock Options for compensation or an obligation to exercise the Stock Options without undue delay and/or during a limited period of time.

The option terms may also contain a provision that the Beneficiary shall not receive Shares in the Company from the conditional capital resolved pursuant to clause 2 in case of the exercise of the Stock Options but shall instead receive treasury shares in the Company. The option terms may also provide that, at the Company’s option, the Beneficiary shall not receive Shares in case of the exercise of the Stock Options but shall instead receive the equivalent consideration in cash.

The management board is authorized to stipulate, with the supervisory board’s consent, the further details of the option terms as well as the issuance and terms of the subscription shares and the technical requirements and proceedings of the conversion into ADRs for a sale on the stock exchange. The management board is furthermore authorized to limit, with the supervisory board’s consent, the group of Beneficiaries and to grant Stock Options to selected groups of employees only.

(2)                                 The Company’s share capital shall be conditionally increased by up to EUR 372,000.00 (in words: three hundred seventy-two thousand euro) by issuing up to 372,000 (in words: three hundred seventy-two thousand) registered no-par value shares. The conditional capital increase shall only be carried out to the extent that stock options granted until December 31, 2026 on the basis of the authorization of the general meeting of May 31, 2016 are exercised. The new shares issued on the basis of subscription rights from stock options shall confer an entitlement to dividends for the entire financial year in which the exercise of the option right became effective.

(3)                                 The following wording shall be added to the articles of association in Section 6:

“Sec. 6

Conditional Capital

The Company’s share capital is conditionally increased by up to EUR 372,000.00 (in words: three hundred seventy-two thousand euro) by issuing up to 372,000 (in words: three hundred seventy-two thousand) registered no-par value shares. The conditional capital increase shall only be carried out to the extent that stock options granted until December 31, 2026 on the basis of the authorization of the general meeting of May 31, 2016 are exercised. The new shares issued on the basis of subscription rights from stock options shall confer an entitlement to dividends for the entire financial year in which the exercise of the option right became effective (Conditional Capital I).”